Filed Pursuant to Rule 433

Registration Statement No. 333-265745

Issuer Free Writing Prospectus dated July 6, 2022

Relating to Preliminary Prospectus Supplement dated July 6, 2022

(To Prospectus dated June 21, 2022)

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Pricing Term Sheet

$750,000,000 4.500% Senior Notes due 2025 (“2025 Notes”)

$500,000,000 4.700% Senior Notes due 2027 (“2027 Notes”)

$750,000,000 5.100% Senior Notes due 2032 (“2032 Notes”)

$500,000,000 5.625% Senior Notes due 2052 (“2052 Notes”)

(together, the “Senior Notes”)

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated July 6, 2022, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying Prospectus dated June 21, 2022 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer	Fidelity National Information Services, Inc.

Expected Ratings (Moody’s/S&P/Fitch)*	Baa2 / BBB / BBB (stable/stable/stable)

Principal Amount	2025 Notes: $750,000,000 2027 Notes: $500,000,000 2032 Notes: $750,000,000 2052 Notes: $500,000,000

Coupon	2025 Notes: 4.500% 2027 Notes: 4.700% 2032 Notes: 5.100% 2052 Notes: 5.625%

Trade Date	July 6, 2022

Settlement Date**	T+5; July 13, 2022

Maturity Date	2025 Notes: July 15, 2025 2027 Notes: July 15, 2027 2032 Notes: July 15, 2032 2052 Notes: July 15, 2052

Price to Public	2025 Notes: 99.964% of principal amount 2027 Notes: 99.841% of principal amount 2032 Notes: 99.938% of principal amount 2052 Notes: 99.956% of principal amount

Benchmark Treasury	2025 Notes: 2.875% UST due June 15, 2025 2027 Notes: 3.250% UST due June 30, 2027 2032 Notes: 2.875% UST due May 15, 2032 2052 Notes: 2.250% UST due February 15, 2052

Benchmark Treasury Price and Yield	2025 Notes: 99-24 1/8, 2.963% 2027 Notes: 101-14 1/4, 2.936% 2032 Notes: 99-23, 2.908% 2052 Notes: 83-04, 3.128%

Spread to Benchmark Treasury	2025 Notes: +155 basis points 2027 Notes: +180 basis points 2032 Notes: +220 basis points 2052 Notes: +250 basis points

Re-offer Yield	2025 Notes: 4.513% 2027 Notes: 4.736% 2032 Notes: 5.108% 2052 Notes: 5.628%

Interest Payment Dates

2025 Notes: January 15 and July 15 of each year, commencing January 15, 2023

2027 Notes: January 15 and July 15 of each year, commencing January 15, 2023

2032 Notes: January 15 and July 15 of each year, commencing January 15, 2023

2052 Notes: January 15 and July 15 of each year, commencing January 15, 2023

Underwriting Discount	2025 Notes: 0.400% 2027 Notes: 0.600% 2032 Notes: 0.650% 2052 Notes: 0.875%

Denominations	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption

2025 Notes: At any time prior to the maturity date of the 2025 Notes at a discount rate of the Treasury Rate plus 25 basis points

2027 Notes: At any time prior to the Par Call Date of the 2027 Notes at a discount rate of the Treasury Rate plus 30 basis points

2032 Notes: At any time prior to the Par Call Date of the 2032 Notes at a discount rate of the Treasury Rate plus 35 basis points

2052 Notes: At any time prior to the Par Call Date of the 2052 Notes at a discount rate of the Treasury Rate plus 40 basis points

At any time on or after the applicable Par Call Date (as defined below), the 2027 Notes, 2032 Notes or 2052 Notes will be redeemable at the Issuer’s option, at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, on the notes being redeemed to, but excluding, the applicable redemption date.

“Par Call Date” means:

For the 2027 Notes, June 15, 2027 (the date that is one month prior to the maturity date of the 2027 Notes)

For the 2032 Notes, April 15, 2032 (the date that is three months prior to the maturity date of the 2032 Notes)

For the 2052 Notes, January 15, 2052 (the date that is six months prior to the maturity date of the 2052 Notes)

Use of Proceeds	The Issuer intends to use the net proceeds from this offering for the repayment of debt under its commercial paper programs, with any remaining proceeds to be used for general corporate purposes.

CUSIP	2025 Notes: 31620MBV7 2027 Notes: 31620MBW5 2032 Notes: 31620MBY1 2052 Notes: 31620MBZ8

ISIN	2025 Notes: US31620MBV72 2027 Notes: US31620MBW55 2032 Notes: US31620MBY12 2052 Notes: US31620MBZ86

Listing	The Senior Notes are not, and are not expected to be, listed on any national securities exchange or included in any automated dealer quotation system.

Joint Book-Running Managers

J.P. Morgan Securities LLC

BofA Securities, Inc.

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

U.S. Bancorp Investments, Inc.

Co-Managers	BMO Capital Markets Corp. Credit Agricole Securities (USA) Inc. Lloyds Securities Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC Truist Securities, Inc.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each credit rating should be evaluated independently of any other credit rating.

**

Note: We expect that delivery of the senior notes will be made on or about July 13, 2022 which will be on or about the fifth business day following the date of pricing of the senior notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, or “T+2”, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade these notes prior to the second business day before the delivery of the senior notes will be required, by virtue of the fact that the senior notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the senior notes who wish to make such trades should consult their own advisors.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. toll-free at (800) 294-1322, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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